U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.     )

                                URBANA.CA, INC.
                                 COMMON STOCK

                                  917075-10-3
                                 (CUSIP NUMBER)

                      750 West Pender Street, Suite 804
                     Vancouver, British Columbia V6C 2T8

         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

                               January 9, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule
13d-1(e), (f) or (g), check the following box [  ].

1.  Names of Reporting Persons. S.S or I.R.S. Identification
Nos. of Above Persons (entities only):  John Cullen and Doris Cullen.

2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)___________________________________________________________
(b)___________________________________________________________

3.  SEC Use Only:
______________________________________________________________

4.  Source of Funds (See Instructions):
____________________________________________________________

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
______________________________________________________________

6.  Citizenship or Place of Organization:  Canada
________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:  John Cullen: 1,125,000; Doris Cullen: 1,125,000.

________________________________________________________________

8.  Shared Voting Power:  0

________________________________________________________________

9.  Sole Dispositive Power:  1,125,000

________________________________________________________________

10. Shared Dispositive Power: 0
________________________________________________________________

11.  Aggregate Amount Beneficially Owned by the Reporting
Persons (combined): 2,250,000
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 10.21%
________________________________________________________________

14.  Type of Reporting Person:  IN
________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
________________________________________________________________
________________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

Urbana.ca, Inc.
Common Stock, $.001 par value
750 West Pender Street, Suite 804
Vancouver, British Columbia V6C 2T8

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  John Cullen and Doris Cullen
(b)  98 Willow Street, Waterloo, Ontario  N2J 1W2
(c)  Consultant
(d)  No
(e)  No
(f)  Canada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

By agreement dated January 9, 2000, Urbana's wholly-owned subsidiary U.R.B.A. Holdings Inc., acquired 100% of the outstanding shares of Enersphere.com, Inc., a content company that utilizes set top boxes as their medium to deliver internet and intranet-based services to customers. Enersphere.com, Inc. was incorporated September 28, 1999 in the province of Ontario.

In consideration for the acquisition, U.R.B.A. Holdings Inc. paid $84,828 and issued 4,500,000 non-voting exchangeable shares (a portion of which as reported by this filing is held by each of the Reporting Persons). The holders of these shares have been granted votes in Urbana on a basis of one vote for each exchangeable share of U.R.B.A. Holdings Inc. held. A holder of an exchangeable share may, at any time, require U.R.B.A. Holdings Inc. to repurchase the exchangeable share for an amount equal to the then current market value of a common share of Urbana. U.R.B.A. Holdings Inc. may satisfy the resulting obligation in cash or in company shares at its option.

Pursuant to the terms of the agreement, Urbana issued 4,500,000 common shares in trust to be held under the terms of a trust agreement executed January 9, 2000 until such time as the exchangeable shares are exchanged by their holders or all remaining exchangeable shares are cancelled.

In March 2000, Urbana undertook the merger of the acquired entity into Urbana Enterprises Corp., an Ontario registered corporation wholly owned by Urbana.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer (voting trusts, agreements to issue finder's fees, loan or option arrangements, etc.)

Subsequent to the acquisition, Urbana signed a two year management contract with John Cullen under which Urbana agreed to grant a total of 100,000 stock options to this individual pursuant to the stock option plan implemented in 1999. Effective December 15, 2000, Mr. Cullen resigned as an officer of Urbana Enterprises Corp., thus forfeiting all further management compensation and the right to 100,000 stock options pursuant to this acquisition agreement.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Management Agreement between Urbana, Enersphere.com, Inc., and
John Cullen, dated December 22, 1999 (see below).

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                                 John Cullen


Date: June 8, 2001                              /s/  John Cullen


                                                Doris Cullen


Date: June 8, 2001                              /s/  Doris Cullen

                                  EXHIBITS

                            MANAGEMENT AGREEMENT

THIS AGREEMENT made as of the 22nd day of December, 1999.

BETWEEN: URBANA.CA INC., a Nevada corporation, having an office located at Suite 804, 750 West
          Pender Street, Vancouver, British Columbia, V6C 2T8

         ("Urbana.ca")

BETWEEN:  ENERSPHERE.COM INC., a company duly
          incorporated pursuant to the laws of the Province of Ontario, having an office located at 98 Willow Street, Waterloo,
          Ontario, N2J 1W2

         (the "Company")

AND:     JOHN CULLEN, care of 98 Willow Street,
         Waterloo, Ontario, N2J 1W2

        (the "Executive")

A. The Company is a subsidiary of Urbana.ca (a Nevada corporation whose shares are listed through the NASD OTCBB market in the United States), through its wholly-owned subsidiary, ICC Integrated Carbonics (Canada) Corp.;

B. The Company is an internet service provider ("ISP"), and is engaged in providing ISP services in the Province of Ontario;

C. The Company wishes to retain the services of the Executive on the terms and conditions of this Agreement,

THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements hereinafter contained, the parties agree as follows:

1.  EMPLOYMENT

1.1 The Company hereby employs the Executive as its secretary, or in such other capacity as the parties may mutually agree, upon the terms and conditions of the Agreement.

1.2 The Executive shall carry out such duties as the Company's board of directors may from time to time reasonably determine, including but not limited to:

(a) ensuring that sufficient funds are available to facilitate the implementation of the Company's goals and objectives or, if they are not, notifying the Company's board of directors accordingly;

(b) providing his best efforts in raising equity and debt financing for the Company's needs and to that end, preparing and making presentations to the investment community;

(c) managing employees in the implementation of corporate strategies, policies, procedures, financial forecasts and monitoring systems to promote the efficient use of the Company's financial resources;

(d) developing and implementing the Company's internal policies, procedures, rules and regulations;

(e)  evaluating new business opportunities; and

(f) reporting to the Company's board of directors in the manner and frequency as may be reasonably determined by the board of directors.

1.3 The Executive agrees to expend a minimum of 40 hours per week in the performance of his duties as set out in 1.2 above.

2.  TERM

2.1 The term of this Agreement shall be for a period of two years commencing as of the date of this Agreement (the "Start Date"), subject to earlier termination as provided for in this Agreement. This Agreement may be renewed by mutual agreement of the parties.

2.2 In this Agreement, references to "Year" mean each 12 month period commencing from the Start Date and each anniversary of the Start Date.

3.  REMUNERATION ETC.

3.1 In consideration of the Executive's services under this Agreement, the Company shall pay to the Executive:

(a) the sum of $35,000 for the initial six months commencing on the Start Date, payable on a monthly basis on the last day of each month worked;

(b) the sum of $45,000 for the second six month term, payable on a monthly basis on the last day of each month worked;

(c) the sum of $125,000 for the remaining 12 months of the term, payable on a monthly basis on the last day of each month worked; and

(d) a $500 per month car allowance for the entire term of this Agreement, payable on the last day of each month worked;

It is intended that this salary level be consistent with local industry standards, and therefore, it is agreed that this amount is subject to renegotiation upon the request of either party not earlier than six months from the Start Date.

3.2 The Executive shall be entitled to four (4) weeks vacation during each Year of this Agreement, to be taken at a time acceptable to both parties.

3.3 The Executive shall be entitled to participate in any stock option, profit sharing, medical reimbursement, insurance or other employee benefit plan as may be in effect from time to time subject to the participation standards and other terms thereof. The Executive shall not have any cash entitlement with respect to benefits the Executive has chosen not to receive.

3.4 Urbana.ca agrees to grant the Executive or a company wholly owned by him, on or near the date which is one (1) month following the Start Date, subject to the acceptance of such regulatory authorities as may be required, stock options entitling the Executive to purchase 100,000 common shares of Urbana.ca at an exercise price of $0.50 per share or such other exercise price as may be required by the regulatory authorities having jurisdiction.

3.5 The Company shall reimburse the Executive for all reasonable and pre-agreed expenses incurred by the Executive in furtherance of the Company's business. The Executive shall, to the greatest extent possible, submit statements and vouchers for all expenses claimed. The Executive acknowledges that the Company will only reimburse those expenses that the Company considers reasonable or to which the Company has granted prior authorization.

3.6 If the Company's board of directors should determine to insure the life of the Executive, the Executive shall cooperate with the Company and the insurer and do all reasonable things required to permit the placing or continuance of such insurance coverage upon his life.

3.7 All payments to be made by the Company to the Executive and benefits received by the Executive from the Company shall be subject to all applicable statutory deductions for taxes, unemployment insurance and pension contributions, and such other deductions as may be agreed upon by the parties for private insurance, medical and dental plans.

4.  CONFIDENTIAL INFORMATION

4.1 The Executive acknowledges that, in the course of providing services to the Company, he will have access to confidential information concerning the Company and its subsidiaries and, therefore, the Executive agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company any of such confidential information so obtained. The provisions of this section shall survive the expiry or earlier termination of this Agreement.

5.  DEVOTION OF TIME AND NON-COMPETITION

5.1 During the term and any renewal of this Agreement, the Executive shall devote sufficient time and attention to the Company's business as may be required to properly perform his duties hereunder, and in any event not less than 40 hours per week.

5.2 During the term and any renewal of this Agreement and for a period of one year thereafter, the Executive agrees that he shall not engage in any other business activities or serve as an officer or director in any company or other entity which is engaged in the high tech internet business that are closely related to those of the Company or any of its subsidiaries.

5.3 The provisions of this section shall survive the expiry or earlier termination of this Agreement.

6.  TERMINATION OF AGREEMENT

6.1  This Agreement may be terminated:

(a) by either party at any time, with cause, by giving the other party written notice of such termination at least thirty (30) days prior to the termination date set forth in such written notice;

(b) by the Company acting reasonably immediately upon the occurrence of any default by the Executive by giving written notice to the Executive specifying the nature of such default. A default shall be defined as the occurrence of any one or more of the following:

(i) the Executive files a voluntary petition in bankruptcy, or is adjudicated as bankrupt or insolvent, or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any present or future statute or law relating to bankruptcy, insolvency or other relief for debtors, or seeks, consents to, or acquiesces in the appointment of any trustee, receiver or liquidator of the Executive, or of all or any substantial part of his properties, and the same remains unvacated and unstayed for an aggregate of thirty (30) days from the date of entry thereof; or any trustee, receiver, or liquidator of the Executive or of all or any substantial part of his properties is appointed without the consent of or acquiescence of the Executive and such appointment remains unvacated and unstayed for an aggregate of thirty (30) days; or

(ii) the Executive fails to perform any of his services in the manner or within the time required herein or commits or permits a breach of or default in any of his duties, liabilities or obligations hereunder and fails to fully cure or remedy such failure, breach or default within ten (10) days after written notice by the Company to the Executive specifying the nature of such failure, breach or default, or if such breach or default cannot reasonably be cured within ten (10) days, fails to commence such cure or remedy within the said 10-day period or at any time thereafter fails to diligently prosecute such cure or remedy to completion;

(c) by the Executive acting reasonably immediately upon the occurrence of any default by the Company by giving written notice to the Board specifying the nature of such default.
A default shall include the failure of the Company to pay the fees or expenses as provided for herein.

6.2 Upon termination of this Agreement for any reason, the Executive shall promptly deliver the following in accordance with the directions of the Company:

(a) a final accounting, reflecting the balance of expenses incurred on behalf of the Company as of the date of termination;

(b) all documents pertaining to the Company or this Agreement, including but not limited to all books of account, correspondence and contracts provided that the Executive shall be entitled thereafter to inspect, examine and copy all of the documents which it delivers in accordance with this provision at all reasonable times upon three days notice to the Company.

6.3 The parties acknowledge that the legal doctrines sometimes referred to as "corporate opportunity" and "business opportunity" apply to the Executive upon termination.

6.4 Upon termination of this Agreement, the Executive shall be entitled to receive as his full and sole compensation in discharge of obligations of the Company to the Executive under this Agreement, all sums due and payable under this Agreement to the date of termination and the Executive shall have no right to receive any further payments, including severance pay or other forms of compensation.

If the Executive shall, at any time, by reason of illness or mental or physical disability, be incapacitated from carrying out the terms of this agreement, and shall furnish the Board of Directors with reasonable evidence of such incapacity and the cause thereof, he shall receive his full salary for the first three months or any shorter period, and one-half of his full salary for the fourth and any subsequent consecutive months during which such incapacity shall continue. If the Executive shall continue to be incapacitated for a longer period than four consecutive months, or if he shall be incapacitated at different times for more than 6 months in any one calendar year, then in either of such cases his contract shall, at the option of the Company's Board of Directors, forthwith be terminated as though it had been terminated under Section 6.1 save that he shall not be entitled to any additional compensation under this Section
6.4 or any additional compensation from the Company or any other person in respect of such termination.

7.  MISCELLANEOUS

7.1 All notices and other communications required or permitted by this Agreement to be given or made by either party to the other shall be given or made in writing and be delivered by hand or registered mail (except during a postal disruption) to the parties at the addresses set forth in this Agreement, or at such other address as the parties designate by notice in writing to the other. Proof of delivery in such manner shall constitute proof of receipt.

7.2 This Agreement may not be assigned by either party without the prior written consent of the other.

7.3 This Agreement shall be construed under and governed solely by the laws of British Columbia and the law of Canada applicable therein.

7.4 This Agreement represents the entire agreement between the parties regarding the Executive's employment with the Company and supersedes section 2 of the letter agreement dated October ____, 1999 between the parties. This Agreement may not be amended or otherwise modified except by an instrument in writing signed by both parties.

7.5 This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

7.6 The Executive hereby acknowledges that Maitland & Company acts for Urbana.ca in the preparation and negotiation of this Agreement and acknowledges that he has been advised to seek independent legal counsel and review of this Agreement prior to its execution.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written notwithstanding its actual date of execution.

URBANA.CA INC.
by its authorized signatory:


/s/  Jason Cassis

ENERSPHERE.COM INC.
by its authorized signatory:


/s/  John Cullen

SIGNED, SEALED and DELIVERED
by JOHN CULLEN  in the presence of:
/s/  Jason Cassis
Signature                                 John Cullen
                                          John Cullen
/s/  Jason Cassis
Witness Name - Please Print